FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBITS

Exhibit Number

1.

Correction to “(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Nine Months Ended December 31, 2013”, furnished as Exhibit 1 to the report on Form 6-K on February 28, 2014.

2.	Correction to “Ratio of Earnings to Fixed Charges and Computation Thereof for the Nine Months Ended December 31, 2013”, furnished as Exhibit 3 to the report on Form 6-K on February 28, 2014.

The registrant hereby incorporates Exhibit 1 and 2 to this report on Form 6-K/A by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (“SEC”) on September 19, 2013 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-186755) of the registrant, filed with the SEC on February 20, 2013.

EXPLANATORY NOTE: The registrant furnished to the SEC a report on Form 6-K on February 28, 2014. The registrant is furnishing this Form 6-K/A in order to amend certain information in Exhibit 1 “(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Nine Months Ended December 31, 2013” and in Exhibit 3 “Ratio of Earnings to Fixed Charges and Computation Thereof for the Nine Months Ended December 31, 2013” furnished on Form 6-K on February 28, 2014, as shown in Exhibit 1 and Exhibit 2 to this report, respectively.

As shown in Exhibit 1 to this Form 6-K/A, amended portions are indicated by “underline” and relate to the following:

Part I Corporate Information

Item 1. Information on Company and Its Subsidiaries and Affiliates

1. Selected Financial Data

Item 2. Operating and Financial Review

3. Operating, Financial and Cash Flows Analysis

(1) Operating Results

Item 3. Company Information

1. Share Capital Information

(7) Voting Rights

A. Outstanding Shares

B. Treasury Stocks

Item 4. Financial Information

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED)

(2) Consolidated Statements of Income (UNAUDITED)

(3) Consolidated Statements of Comprehensive Income (UNAUDITED)

(4) Consolidated Statements of Changes in Equity (UNAUDITED)

(5) Consolidated Statements of Cash Flows (UNAUDITED)

Notes to the Consolidated Financial Statements (UNAUDITED)

11. Earnings per share

17. Segment and geographic information

As shown in Exhibit 2 to this Form 6-K/A, amended portions are also indicated by “underline.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 30, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Exhibit 1

Part I Corporate Information

Item 1. Information on Company and Its Subsidiaries and Affiliates

1. Selected Financial Data

(Before Correction)

		Nine months ended December 31, 2012	Nine months ended December 31, 2013	Three months ended December 31, 2012	Three months ended December 31, 2013	Year ended March 31, 2013
Total Revenue	(Mil yen)	1,359,800	1,381,071	458,981	447,421	2,079,943
Net revenue	(Mil yen)	1,160,019	1,167,133	389,086	379,421	1,813,631
Income (loss) before income taxes	(Mil yen)	68,048	273,047	12,965	86,894	237,730
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders	(Mil yen)	24,812	152,336	20,112	48,329	107,234
Comprehensive income (loss) attributable to NHI shareholders	(Mil yen)	52,030	241,092	66,043	108,269	194,988
Total equity	(Mil yen)	2,435,083	2,528,470	—	—	2,318,983
Total assets	(Mil yen)	38,562,229	43,634,422	—	—	37,942,439
Net income (loss) attributable to NHI shareholders per share—basic	(Yen)	6.73	41.09	5.44	13.02	29.04
Net income (loss) attributable to NHI shareholders per share—diluted	(Yen)	6.60	39.83	5.33	12.65	28.37
Total NHI shareholders’ equity as a percentage of total assets	(%)	5.6	5.7	—	—	6.0
Cash flows from operating activities	(Mil yen)	346,356	554,851	—	—	549,501
Cash flows from investing activities	(Mil yen)	(125,079)	(130,173)	—	—	(160,486)
Cash flows from financing activities	(Mil yen)	(490,423)	(20,956)	—	—	(701,623)
Cash and cash equivalents at end of the period	(Mil yen)	820,045	1,257,512	—	—	805,087

1	The selected financial data of Nomura Holdings, Inc. (the “Company”) and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”, “we”, “our”, or “us”) are stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
2	Taxable transactions do not include consumption taxes and local consumption taxes.
3	As the consolidated financial statements have been prepared, selected financial data on the Company are not disclosed.

(After Correction)

		Nine months ended December 31, 2012	Nine months ended December 31, 2013	Three months ended December 31, 2012	Three months ended December 31, 2013	Year ended March 31, 2013
Total Revenue	(Mil yen)	1,359,800	1,381,070	458,981	447,421	2,079,943
Net revenue	(Mil yen)	1,160,019	1,167,132	389,086	379,421	1,813,631
Income (loss) before income taxes	(Mil yen)	68,048	273,046	12,965	86,894	237,730
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders	(Mil yen)	24,812	152,335	20,112	48,329	107,234
Comprehensive income (loss) attributable to NHI shareholders	(Mil yen)	52,030	241,091	66,043	108,269	194,988
Total equity	(Mil yen)	2,435,083	2,528,466	—	—	2,318,983
Total assets	(Mil yen)	38,562,229	43,634,418	—	—	37,942,439
Net income (loss) attributable to NHI shareholders per share—basic	(Yen)	6.73	41.09	5.44	13.02	29.04
Net income (loss) attributable to NHI shareholders per share—diluted	(Yen)	6.60	39.83	5.33	12.65	28.37
Total NHI shareholders’ equity as a percentage of total assets	(%)	5.6	5.7	—	—	6.0
Cash flows from operating activities	(Mil yen)	346,356	554,854	—	—	549,501
Cash flows from investing activities	(Mil yen)	(125,079)	(130,173)	—	—	(160,486)
Cash flows from financing activities	(Mil yen)	(490,423)	(20,959)	—	—	(701,623)
Cash and cash equivalents at end of the period	(Mil yen)	820,045	1,257,512	—	—	805,087

1	The selected financial data of Nomura Holdings, Inc. (the “Company”) and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”, “we”, “our”, or “us”) are stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
2	Taxable transactions do not include consumption taxes and local consumption taxes.
3	As the consolidated financial statements have been prepared, selected financial data on the Company are not disclosed.

Item 2. Operating and Financial Review

3. Operating, Financial and Cash Flows Analysis

(1) Operating Results

(Omitted)

The breakdown of net revenue and non-interest expenses on the consolidated statements of income are as follows:

(Before Correction)

	Millions of yen
	Nine months ended December 31
	2012	2013
Commissions	¥233,327	¥384,681
Brokerage commissions	113,980	222,212
Commissions for distribution of investment trust	95,700	138,561
Other	23,647	23,908
Fees from investment banking	40,541	64,147
Underwriting and distribution	21,445	46,017
M&A / financial advisory fees	17,470	17,315
Other	1,626	815
Asset management and portfolio service fees	102,241	125,157
Asset management fees	89,510	111,604
Other	12,731	13,553
Net gain on trading	261,516	347,134
Gain (loss) on private equity investments	6,543	11,738
Net interest	96,267	102,080
Gain (loss) on investments in equity securities	14,767	20,394
Other	404,817	111,802

Net revenue	¥1,160,019	¥1,167,133

(After Correction)

	Millions of yen
	Nine months ended December 31
	2012	2013
Commissions	¥233,327	¥384,681
Brokerage commissions	113,980	222,212
Commissions for distribution of investment trust	95,700	138,561
Other	23,647	23,908
Fees from investment banking	40,541	64,147
Underwriting and distribution	21,445	46,017
M&A / financial advisory fees	17,470	17,315
Other	1,626	815
Asset management and portfolio service fees	102,241	125,157
Asset management fees	89,510	111,604
Other	12,731	13,553
Net gain on trading	261,516	347,133
Gain (loss) on private equity investments	6,543	11,738
Net interest	96,267	102,080
Gain (loss) on investments in equity securities	14,767	20,394
Other	404,817	111,802

Net revenue	¥1,160,019	¥1,167,132

Business Segment Information

(Omitted)

(Before Correction)

Net revenue

	Millions of yen
	Nine months ended December 31
	2012	2013
Retail	¥259,176	¥414,047
Asset Management	50,643	60,015
Wholesale	447,945	566,624
Other (Incl. elimination)	387,323	108,047

Total	¥1,145,087	¥1,148,733

(After Correction)

Net revenue

	Millions of yen
	Nine months ended December 31
	2012	2013
Retail	¥259,176	¥414,047
Asset Management	50,643	60,015
Wholesale	447,945	566,623
Other (Incl. elimination)	387,323	108,047

Total	¥1,145,087	¥1,148,732

Non-interest expenses

(Omitted)

(Before Correction)

Income (loss) before income taxes

	Millions of yen
	Nine months ended December 31
	2012	2013
Retail	¥43,410	¥168,734
Asset Management	17,248	21,789
Wholesale	35,999	78,323
Other (Incl. elimination)	(43,541)	(14,199)

Total	¥53,116	¥254,647

(After Correction)

Income (loss) before income taxes

	Millions of yen
	Nine months ended December 31
	2012	2013
Retail	¥43,410	¥168,734
Asset Management	17,248	21,789
Wholesale	35,999	78,322
Other (Incl. elimination)	(43,541)	(14,199)

Total	¥53,116	¥254,646

(Omitted)

Wholesale

Net revenue was ¥566.6 billion. Non-interest expenses were ¥488.3 billion and income before income taxes was ¥78.3 billion.

The breakdown of net revenue for Wholesale is as follows:

(Before Correction)

	Millions of yen
	Nine months ended December 31
	2012	2013
Fixed Income(1)	¥274,478	¥290,501
Equities(1)	112,840	192,417
Investment Banking (Net)	48,643	67,912
Investment Banking (Other)	11,984	15,794

Investment Banking	60,627	83,706

Net revenue	¥447,945	¥566,624

Investment Banking (Gross)	¥98,927	¥128,891

(1)	In accordance with the realignment in April 2013, certain prior period amounts of Fixed Income and Equities have been reclassified to conform to the current presentation.

(After Correction)

	Millions of yen
	Nine months ended December 31
	2012	2013
Fixed Income(1)	¥274,478	¥290,501
Equities(1)	112,840	192,416
Investment Banking (Net)	48,643	67,912
Investment Banking (Other)	11,984	15,794

Investment Banking	60,627	83,706

Net revenue	¥447,945	¥566,623

Investment Banking (Gross)	¥98,927	¥128,891

(1)	In accordance with the realignment in April 2013, certain prior period amounts of Fixed Income and Equities have been reclassified to conform to the current presentation.

Item 3. Company Information

1. Share Capital Information

(7) Voting Rights

A. Outstanding Shares

(Before Correction)

As of December 31, 2013
	Number of Shares		Number of Votes	Description
Stock without voting right	—		—	—
Stock with limited voting right (Treasury stocks, etc.)	—		—	—
Stock with limited voting right (Others)	—		—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks	)	—	—
	Common stock 106,068,200 (Crossholding Stocks	)	—	—
Common stock 4,105,000
Stock with full voting right (Others)	Common stock 3,710,619,900		37,106,199	—
Shares less than 1 unit	Common stock 1,769,501		—	Shares less than 1 unit (100 shares)

Total Shares Issued	3,822,562,601		—	—

Voting Rights of Total Shareholders	—		37,106,199	—

2,000 shares held by Japan Securities Depository Center, Inc. are included in “Stock with full voting right (Others).” 67 shares of treasury stocks are included in “Shares less than 1 unit.”

(After Correction)

As of December 31, 2013
	Number of Shares		Number of Votes	Description
Stock without voting right	—		—	—
Stock with limited voting right (Treasury stocks, etc.)	—		—	—
Stock with limited voting right (Others)	—		—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks	)	—	—
	Common stock 106,068,200 (Crossholding Stocks	)	—	—
Common stock 4,109,700
Stock with full voting right (Others)	Common stock 3,710,615,200		37,106,152	—
Shares less than 1 unit	Common stock 1,769,501		—	Shares less than 1 unit (100 shares)

Total Shares Issued	3,822,562,601		—	—

Voting Rights of Total Shareholders	—		37,106,152	—

2,000 shares held by Japan Securities Depository Center, Inc. are included in “Stock with full voting right (Others).” 67 shares of treasury stocks are included in “Shares less than 1 unit.”

B. Treasury Stocks

(Before Correction)

		As of December 31, 2013
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-ku, Tokyo, Japan	106,068,200	—	106,068,200	2.77
(Crossholding Stocks)
JAFCO Co., Ltd.	1-5-1, Otemachi, Chiyoda-ku, Tokyo, Japan	2,000,000	—	2,000,000	0.05
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Nomura Real Estate Development Co., Ltd.	1-26-2, Nishi Shinjuku, Shinjuku-ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Takagi Securities Co., Ltd.	1-3-1-400, Umeda, Kita-ku, Osaka-shi, Osaka, Japan	100,000	—	100,000	0.00
Nomura Japan Corporation.	2-1-3 Nihonbashi Horidomecho, Chuo-ku, Tokyo, Japan	5,000	—	5,000	0.00

Total		110,173,200	—	110,173,200	2.88

(After Correction)

		As of December 31, 2013
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-ku, Tokyo, Japan	106,068,200	—	106,068,200	2.77
(Crossholding Stocks)
JAFCO Co., Ltd.	1-5-1, Otemachi, Chiyoda-ku, Tokyo, Japan	2,000,000	—	2,000,000	0.05
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Nomura Real Estate Development Co., Ltd.	1-26-2, Nishi Shinjuku, Shinjuku-ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Takagi Securities Co., Ltd.	1-3-1-400, Umeda, Kita-ku, Osaka-shi, Osaka, Japan	100,000	—	100,000	0.00
Nomura Japan Corporation.	2-1-3 Nihonbashi Horidomecho, Chuo-ku, Tokyo, Japan	5,000	—	5,000	0.00
Nomura International plc	1 Angel Lane, London, United Kingdom	4,700	—	4,700	0.00

Total		110,177,900	—	110,177,900	2.88

Item 4. Financial Information

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED)

(Before Correction)

		Millions of yen
	Notes	March 31, 2013	December 31, 2013
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥805,087	¥1,257,512
Time deposits		577,921	460,243
Deposits with stock exchanges and other segregated cash		269,744	340,420

Total cash and cash deposits		1,652,752	2,058,175

Loans and receivables:
Loans receivable (including ¥524,049 million and ¥303,876 million measured at fair value by applying the fair value option as of March 31, 2013 and December 31, 2013, respectively)	*2, 7	1,575,494	1,473,175
Receivables from customers		63,792	46,646
Receivables from other than customers		992,847	1,139,791
Allowance for doubtful accounts	*7	(2,258)	(3,287)

Total loans and receivables		2,629,875	2,656,325

Collateralized agreements:
Securities purchased under agreements to resell (including ¥997,788 million and ¥1,261,093 million measured at fair value by applying the fair value option as of March 31, 2013 and December 31, 2013, respectively)	*2	8,295,372	9,722,027
Securities borrowed		5,819,885	6,759,252

Total collateralized agreements		14,115,257	16,481,279

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥7,707,813 million and ¥9,329,743 million as of March 31, 2013 and December 31, 2013, respectively; including ¥19,970 million and ¥9,009 million measured at fair value by applying the fair value option as of March 31, 2013 and December 31, 2013, respectively)	*2, 3	17,037,191	19,587,304
Private equity investments (including ¥44,134 million and ¥3,655 million measured at fair value by applying the fair value option as of March 31, 2013 and December 31, 2013, respectively)	*2	87,158	43,094

Total trading assets and private equity investments		17,124,349	19,630,398

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,831 million as of March 31, 2013 and ¥399,987 million as of December 31, 2013)		428,241	428,851
Non-trading debt securities	*2, 5	920,611	1,001,655
Investments in equity securities	*2	123,490	141,826
Investments in and advances to affiliated companies	*7	345,705	370,765
Other (including ¥1,632 million and ¥54,813 million measured at fair value by applying the fair value option as of March 31, 2013 and December 31, 2013, respectively)	*2, 5, 10	602,159	865,148

Total other assets		2,420,206	2,808,245

Total assets		¥37,942,439	¥43,634,422

(1) Consolidated Balance Sheets—(Continued) (UNAUDITED)

		Millions of yen
	Notes	March 31, 2013	December 31, 2013
LIABILITIES AND EQUITY
Short-term borrowings (including ¥77,036 million and ¥45,632 million measured at fair value by applying the fair value option as of March 31, 2013 and December 31, 2013, respectively)	*2	¥738,445	¥559,795
Payables and deposits:
Payables to customers		476,705	542,741
Payables to other than customers		864,962	1,356,889
Deposits received at banks		1,072,134	1,103,782

Total payables and deposits		2,413,801	3,003,412

Collateralized financing:
Securities sold under agreements to repurchase (including ¥264,767 million and ¥740,289 million measured at fair value by applying the fair value option as of March 31, 2013 and December 31, 2013, respectively)	*2	12,444,317	14,495,419
Securities loaned		2,158,559	2,636,357
Other secured borrowings		806,507	802,690

Total collateralized financing		15,409,383	17,934,466

Trading liabilities	*2, 3	8,491,296	10,350,094
Other liabilities (including ¥2,360 million and ¥1,460 million measured at fair value by applying the fair value option as of March 31, 2013 and December 31, 2013, respectively)	*2, 10	978,163	1,261,330
Long-term borrowings (including ¥1,664,536 million and ¥1,865,383 million measured at fair value by applying the fair value option as of March 31, 2013 and December 31, 2013, respectively)	*2	7,592,368	7,996,855

Total liabilities		35,623,456	41,105,952

Commitments and contingencies	*16
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value share
Authorized—6,000,000,000 shares as of March 31, 2013 and December 31, 2013
Issued—3,822,562,601 shares as of March 31, 2013 and December 31, 2013
Outstanding—3,710,960,252 shares as of March 31, 2013 and 3,715,251,026 shares as of December 31, 2013		594,493	594,493
Additional paid-in capital		691,264	681,195
Retained earnings		1,136,523	1,259,207
Accumulated other comprehensive income (loss)	*15	(57,395)	31,361

Total NHI shareholders’ equity before treasury stock		2,364,885	2,566,256
Common stock held in treasury, at cost—111,602,349 shares as of March 31, 2013 and 107,311,575 shares as of December 31, 2013		(70,514)	(73,758)

Total NHI shareholders’ equity		2,294,371	2,492,498

Noncontrolling interests		24,612	35,972
Total equity		2,318,983	2,528,470

Total liabilities and equity		¥37,942,439	¥43,634,422

(After Correction)

		Millions of yen
	Notes	March 31, 2013	December 31, 2013
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥805,087	¥1,257,512
Time deposits		577,921	460,243
Deposits with stock exchanges and other segregated cash		269,744	340,420

Total cash and cash deposits		1,652,752	2,058,175

Loans and receivables:
Loans receivable (including ¥524,049 million and ¥303,876 million measured at fair value by applying the fair value option as of March 31, 2013 and December 31, 2013, respectively)	*2, 7	1,575,494	1,473,175
Receivables from customers		63,792	46,646
Receivables from other than customers		992,847	1,139,791
Allowance for doubtful accounts	*7	(2,258)	(3,287)

Total loans and receivables		2,629,875	2,656,325

Collateralized agreements:
Securities purchased under agreements to resell (including ¥997,788 million and ¥1,261,093 million measured at fair value by applying the fair value option as of March 31, 2013 and December 31, 2013, respectively)	*2	8,295,372	9,722,027
Securities borrowed		5,819,885	6,759,252

Total collateralized agreements		14,115,257	16,481,279

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥7,707,813 million and ¥9,329,743 million as of March 31, 2013 and December 31, 2013, respectively; including ¥19,970 million and ¥9,009 million measured at fair value by applying the fair value option as of March 31, 2013 and December 31, 2013, respectively)	*2, 3	17,037,191	19,587,300
Private equity investments (including ¥44,134 million and ¥3,655 million measured at fair value by applying the fair value option as of March 31, 2013 and December 31, 2013, respectively)	*2	87,158	43,094

Total trading assets and private equity investments		17,124,349	19,630,394

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,831 million as of March 31, 2013 and ¥399,987 million as of December 31, 2013)		428,241	428,851
Non-trading debt securities	*2, 5	920,611	1,001,655
Investments in equity securities	*2	123,490	141,826
Investments in and advances to affiliated companies	*7	345,705	370,765
Other (including ¥1,632 million and ¥54,813 million measured at fair value by applying the fair value option as of March 31, 2013 and December 31, 2013, respectively)	*2, 5, 10	602,159	865,148

Total other assets		2,420,206	2,808,245

Total assets		¥37,942,439	¥43,634,418

		Millions of yen
	Notes	March 31, 2013	December 31, 2013
LIABILITIES AND EQUITY
Short-term borrowings (including ¥77,036 million and ¥45,632 million measured at fair value by applying the fair value option as of March 31, 2013 and December 31, 2013, respectively)	*2	¥738,445	¥559,795
Payables and deposits:
Payables to customers		476,705	542,741
Payables to other than customers		864,962	1,356,889
Deposits received at banks		1,072,134	1,103,782

Total payables and deposits		2,413,801	3,003,412

Collateralized financing:
Securities sold under agreements to repurchase (including ¥264,767 million and ¥740,289 million measured at fair value by applying the fair value option as of March 31, 2013 and December 31, 2013, respectively)	*2	12,444,317	14,495,419
Securities loaned		2,158,559	2,636,357
Other secured borrowings		806,507	802,690

Total collateralized financing		15,409,383	17,934,466

Trading liabilities	*2, 3	8,491,296	10,350,094
Other liabilities (including ¥2,360 million and ¥1,460 million measured at fair value by applying the fair value option as of March 31, 2013 and December 31, 2013, respectively)	*2, 10	978,163	1,261,330
Long-term borrowings (including ¥1,664,536 million and ¥1,865,383 million measured at fair value by applying the fair value option as of March 31, 2013 and December 31, 2013, respectively)	*2	7,592,368	7,996,855

Total liabilities		35,623,456	41,105,952

Commitments and contingencies	*16
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value share
Authorized—6,000,000,000 shares as of March 31, 2013 and December 31, 2013
Issued—3,822,562,601 shares as of March 31, 2013 and December 31, 2013
Outstanding—3,710,960,252 shares as of March 31, 2013 and 3,715,246,326 shares as of December 31, 2013		594,493	594,493
Additional paid-in capital		691,264	681,195
Retained earnings		1,136,523	1,259,206
Accumulated other comprehensive income (loss)	*15	(57,395)	31,361

Total NHI shareholders’ equity before treasury stock		2,364,885	2,566,255
Common stock held in treasury, at cost—111,602,349 shares as of March 31, 2013 and 107,316,275 shares as of December 31, 2013		(70,514)	(73,761)

Total NHI shareholders’ equity		2,294,371	2,492,494

Noncontrolling interests		24,612	35,972
Total equity		2,318,983	2,528,466

Total liabilities and equity		¥37,942,439	¥43,634,418

(2) Consolidated Statements of Income (UNAUDITED)

(Before Correction)

		Millions of yen
		Nine months ended December 31
	Notes	2012	2013
Revenue:
Commissions		¥233,327	¥384,681
Fees from investment banking		40,541	64,147
Asset management and portfolio service fees		102,241	125,157
Net gain on trading	*2, 3	261,516	347,134
Gain on private equity investments		6,543	11,738
Interest and dividends		296,048	316,018
Gain on investments in equity securities		14,767	20,394
Other	*9	404,817	111,802

Total revenue		1,359,800	1,381,071
Interest expense		199,781	213,938

Net revenue		1,160,019	1,167,133

Non-interest expenses:
Compensation and benefits		392,967	437,418
Commissions and floor brokerage		66,800	83,154
Information processing and communications		130,341	142,228
Occupancy and related depreciation		68,429	59,613
Business development expenses		34,553	28,361
Other	*9, 10	398,881	143,312

Total non-interest expenses		1,091,971	894,086

Income before income taxes		68,048	273,047
Income tax expense	*14	56,520	119,274

Net income		¥11,528	¥153,773
Less: Net income (loss) attributable to noncontrolling interests		(13,284)	1,437

Net income attributable to NHI shareholders		¥24,812	¥152,336

(After Correction)

		Millions of yen
		Nine months ended December 31
	Notes	2012	2013
Revenue:
Commissions		¥233,327	¥384,681
Fees from investment banking		40,541	64,147
Asset management and portfolio service fees		102,241	125,157
Net gain on trading	*2, 3	261,516	347,133
Gain on private equity investments		6,543	11,738
Interest and dividends		296,048	316,018
Gain on investments in equity securities		14,767	20,394
Other	*9	404,817	111,802

Total revenue		1,359,800	1,381,070
Interest expense		199,781	213,938

Net revenue		1,160,019	1,167,132

Non-interest expenses:
Compensation and benefits		392,967	437,418
Commissions and floor brokerage		66,800	83,154
Information processing and communications		130,341	142,228
Occupancy and related depreciation		68,429	59,613
Business development expenses		34,553	28,361
Other	*9, 10	398,881	143,312

Total non-interest expenses		1,091,971	894,086

Income before income taxes		68,048	273,046
Income tax expense	*14	56,520	119,274

Net income		¥11,528	¥153,772
Less: Net income (loss) attributable to noncontrolling interests		(13,284)	1,437

Net income attributable to NHI shareholders		¥24,812	¥152,335

(3) Consolidated Statements of Comprehensive Income (UNAUDITED)

(Before Correction)

	Millions of yen
	Nine months ended December 31
	2012	2013
Net income	¥11,528	¥153,773
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	21,374	84,608
Defined benefit pension plans:
Pension liability adjustment	5,612	2,883
Deferred income taxes	(1,547)	(974)

Total	4,065	1,909
Non-trading securities:
Net unrealized gain on non-trading securities	5,393	6,844
Deferred income taxes	(1,239)	(2,363)

Total	4,154	4,481

Total other comprehensive income	29,593	90,998

Comprehensive income	¥41,121	¥244,771
Less: Comprehensive income (loss) attributable to noncontrolling interests	(10,909)	3,679

Comprehensive income attributable to NHI shareholders	¥52,030	¥241,092

(After Correction)

	Millions of yen
	Nine months ended December 31
	2012	2013
Net income	¥11,528	¥153,772
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	21,374	84,608
Defined benefit pension plans:
Pension liability adjustment	5,612	2,883
Deferred income taxes	(1,547)	(974)

Total	4,065	1,909
Non-trading securities:
Net unrealized gain on non-trading securities	5,393	6,844
Deferred income taxes	(1,239)	(2,363)

Total	4,154	4,481

Total other comprehensive income	29,593	90,998

Comprehensive income	¥41,121	¥244,770
Less: Comprehensive income (loss) attributable to noncontrolling interests	(10,909)	3,679

Comprehensive income attributable to NHI shareholders	¥52,030	¥241,091

(4) Consolidated Statements of Changes in Equity (UNAUDITED)

(Before Correction)

	Millions of yen
	Nine months ended December 31
	2012	2013
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	698,771	691,264
Gain (loss) on sales of treasury stock	(1,589)	(7,433)
Issuance and exercise of common stock options	(7,560)	(2,867)
Purchase / sale of subsidiary shares, net	58	231

Balance at end of period	689,680	681,195

Retained earnings
Balance at beginning of year	1,058,945	1,136,523
Net income attributable to NHI shareholders	24,812	152,336
Cash dividends(1)	(7,390)	(29,652)

Balance at end of period	1,076,367	1,259,207

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(110,652)	(38,875)
Net change during the period	20,128	83,522

Balance at end of period	(90,524)	44,647

Defined benefit pension plans
Balance at beginning of year	(35,132)	(28,518)
Pension liability adjustment	3,980	1,909

Balance at end of period	(31,152)	(26,609)

Non-trading securities
Balance at beginning of year	635	9,998
Net unrealized gain on non-trading securities	3,110	3,325

Balance at end of period	3,745	13,323

Balance at end of period	(117,931)	31,361

Common stock held in treasury
Balance at beginning of year	(99,819)	(70,514)
Repurchases of common stock	(4)	(32,491)
Sales of common stock	0	1
Common stock issued to employees	25,309	28,579
Other net change in treasury stock	(205)	667

Balance at end of period	(74,719)	(73,758)

Total NHI shareholders’ equity
Balance at end of period	2,167,890	2,492,498

Noncontrolling interests
Balance at beginning of year	281,896	24,612
Cash dividends	(1,471)	(40)
Net income (loss) attributable to noncontrolling interests	(13,284)	1,437
Accumulated other comprehensive income attributable to noncontrolling interests	2,375	2,242
Purchase / sale of subsidiary shares, net	61	337
Other net change in noncontrolling interests	(2,384)	7,384

Balance at end of period	267,193	35,972

Total equity
Balance at end of period	¥2,435,083	¥2,528,470

(1) Dividends per share	Nine months ended December 31, 2012	¥ 2.00 Three months ended December 31, 2012	¥0.00
	Nine months ended December 31, 2013	¥ 8.00 Three months ended December 31, 2013	¥0.00

(After Correction)

	Millions of yen
	Nine months ended December 31
	2012	2013
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	698,771	691,264
Gain (loss) on sales of treasury stock	(1,589)	(7,433)
Issuance and exercise of common stock options	(7,560)	(2,867)
Purchase / sale of subsidiary shares, net	58	231

Balance at end of period	689,680	681,195

Retained earnings
Balance at beginning of year	1,058,945	1,136,523
Net income attributable to NHI shareholders	24,812	152,335
Cash dividends(1)	(7,390)	(29,652)

Balance at end of period	1,076,367	1,259,206

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(110,652)	(38,875)
Net change during the period	20,128	83,522

Balance at end of period	(90,524)	44,647

Defined benefit pension plans
Balance at beginning of year	(35,132)	(28,518)
Pension liability adjustment	3,980	1,909

Balance at end of period	(31,152)	(26,609)

Non-trading securities
Balance at beginning of year	635	9,998
Net unrealized gain on non-trading securities	3,110	3,325

Balance at end of period	3,745	13,323

Balance at end of period	(117,931)	31,361

Common stock held in treasury
Balance at beginning of year	(99,819)	(70,514)
Repurchases of common stock	(4)	(32,502)
Sales of common stock	0	9
Common stock issued to employees	25,309	28,579
Other net change in treasury stock	(205)	667

Balance at end of period	(74,719)	(73,761)

Total NHI shareholders’ equity
Balance at end of period	2,167,890	2,492,494

Noncontrolling interests
Balance at beginning of year	281,896	24,612
Cash dividends	(1,471)	(40)
Net income (loss) attributable to noncontrolling interests	(13,284)	1,437
Accumulated other comprehensive income attributable to noncontrolling interests	2,375	2,242
Purchase / sale of subsidiary shares, net	61	337
Other net change in noncontrolling interests	(2,384)	7,384

Balance at end of period	267,193	35,972

Total equity
Balance at end of period	¥2,435,083	¥2,528,466

(1) Dividends per share	Nine months ended December 31, 2012	¥ 2.00 Three months ended December 31, 2012	¥0.00
	Nine months ended December 31, 2013	¥ 8.00 Three months ended December 31, 2013	¥0.00

(5) Consolidated Statements of Cash Flows (UNAUDITED)

(Before Correction)

	Millions of yen
	Nine months ended December 31
	2012	2013
Cash flows from operating activities:
Net income	¥11,528	¥153,773
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	68,145	59,478
Gain on investments in equity securities	(14,767)	(20,394)
Deferred income taxes	32,690	83,589
Changes in operating assets and liabilities:
Time deposits	224,727	184,368
Deposits with stock exchanges and other segregated cash	(22,337)	(39,268)
Trading assets and private equity investments	(2,839,669)	(1,091,270)
Trading liabilities	(560,581)	1,175,555
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	2,285,985	150,203
Securities borrowed, net of securities loaned	1,585,939	(361,278)
Other secured borrowings	22,679	(3,818)
Loans and receivables, net of allowance for doubtful accounts	100,018	166,621
Payables	(443,801)	454,085
Bonus accrual	(8,955)	(6,782)
Accrued income taxes, net	(1,977)	(77,307)
Other, net	(93,268)	(272,704)

Net cash provided by operating activities	346,356	554,851

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(179,789)	(178,764)
Proceeds from sales of office buildings, land, equipment and facilities	85,423	145,832
Payments for purchases of investments in equity securities	(219)	(161)
Proceeds from sales of investments in equity securities	1,401	3,795
Decrease (increase) in loans receivable at banks, net	36,916	(7,996)
Increase in non-trading debt securities, net	(70,949)	(96,619)
Other, net	2,138	3,740

Net cash used in investing activities	(125,079)	(130,173)

Cash flows from financing activities:
Increase in long-term borrowings	1,272,364	1,536,025
Decrease in long-term borrowings	(1,535,886)	(1,242,308)
Decrease in short-term borrowings, net	(253,824)	(189,078)
Increase (decrease) in deposits received at banks, net	41,616	(41,735)
Proceeds from sales of common stock held in treasury	41	578
Payments for repurchases of common stock held in treasury	(4)	(32,491)
Payments for cash dividends	(14,730)	(51,947)

Net cash used in financing activities	(490,423)	(20,956)

Effect of exchange rate changes on cash and cash equivalents	18,671	48,703

Net increase (decrease) in cash and cash equivalents	(250,475)	452,425
Cash and cash equivalents at beginning of year	1,070,520	805,087

Cash and cash equivalents at end of period	¥820,045	¥1,257,512

(After Correction)

	Millions of yen
	Nine months ended December 31
	2012	2013
Cash flows from operating activities:
Net income	¥11,528	¥153,772
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	68,145	59,478
Gain on investments in equity securities	(14,767)	(20,394)
Deferred income taxes	32,690	83,589
Changes in operating assets and liabilities:
Time deposits	224,727	184,368
Deposits with stock exchanges and other segregated cash	(22,337)	(39,268)
Trading assets and private equity investments	(2,839,669)	(1,091,266)
Trading liabilities	(560,581)	1,175,555
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	2,285,985	150,203
Securities borrowed, net of securities loaned	1,585,939	(361,278)
Other secured borrowings	22,679	(3,818)
Loans and receivables, net of allowance for doubtful accounts	100,018	166,621
Payables	(443,801)	454,085
Bonus accrual	(8,955)	(6,782)
Accrued income taxes, net	(1,977)	(77,307)
Other, net	(93,268)	(272,704)

Net cash provided by operating activities	346,356	554,854

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(179,789)	(178,764)
Proceeds from sales of office buildings, land, equipment and facilities	85,423	145,832
Payments for purchases of investments in equity securities	(219)	(161)
Proceeds from sales of investments in equity securities	1,401	3,795
Decrease (increase) in loans receivable at banks, net	36,916	(7,996)
Increase in non-trading debt securities, net	(70,949)	(96,619)
Other, net	2,138	3,740

Net cash used in investing activities	(125,079)	(130,173)

Cash flows from financing activities:
Increase in long-term borrowings	1,272,364	1,536,025
Decrease in long-term borrowings	(1,535,886)	(1,242,308)
Decrease in short-term borrowings, net	(253,824)	(189,078)
Increase (decrease) in deposits received at banks, net	41,616	(41,735)
Proceeds from sales of common stock held in treasury	41	586
Payments for repurchases of common stock held in treasury	(4)	(32,502)
Payments for cash dividends	(14,730)	(51,947)

Net cash used in financing activities	(490,423)	(20,959)

Effect of exchange rate changes on cash and cash equivalents	18,671	48,703

Net increase (decrease) in cash and cash equivalents	(250,475)	452,425
Cash and cash equivalents at beginning of year	1,070,520	805,087

Cash and cash equivalents at end of period	¥820,045	¥1,257,512

Notes to the Consolidated Financial Statements (UNAUDITED)

11. Earnings per share:

(Before Correction)

A reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) is as follows:

	Millions of yen except per share data presented in yen
	Nine months ended December 31
	2012	2013
Basic—
Net income attributable to NHI shareholders	¥24,812	¥152,336
Weighted average number of shares outstanding	3,687,924,842	3,707,762,930
Net income attributable to NHI shareholders per share	¥6.73	¥41.09

Diluted—
Net income attributable to NHI shareholders	¥24,808	¥152,291
Weighted average number of shares outstanding	3,758,558,474	3,823,212,194
Net income attributable to NHI shareholders per share	¥6.60	¥39.83

	Millions of yen except per share data presented in yen
	Three months ended December 31
	2012	2013
Basic—
Net income attributable to NHI shareholders	¥20,112	¥48,329
Weighted average number of shares outstanding	3,699,163,813	3,711,050,042
Net income attributable to NHI shareholders per share	¥5.44	¥13.02

Diluted—
Net income attributable to NHI shareholders	¥20,148	¥48,305
Weighted average number of shares outstanding	3,780,971,820	3,818,581,012
Net income attributable to NHI shareholders per share	¥5.33	¥12.65

(After Correction)

A reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) is as follows:

	Millions of yen except per share data presented in yen
	Nine months ended December 31
	2012	2013
Basic—
Net income attributable to NHI shareholders	¥24,812	¥152,335
Weighted average number of shares outstanding	3,687,924,842	3,707,756,280
Net income attributable to NHI shareholders per share	¥6.73	¥41.09

Diluted—
Net income attributable to NHI shareholders	¥24,808	¥152,290
Weighted average number of shares outstanding	3,758,558,474	3,823,205,544
Net income attributable to NHI shareholders per share	¥6.60	¥39.83

	Millions of yen except per share data presented in yen
	Three months ended December 31
	2012	2013
Basic—
Net income attributable to NHI shareholders	¥20,112	¥48,329
Weighted average number of shares outstanding	3,699,163,813	3,711,045,342
Net income attributable to NHI shareholders per share	¥5.44	¥13.02

Diluted—
Net income attributable to NHI shareholders	¥20,148	¥48,305
Weighted average number of shares outstanding	3,780,971,820	3,818,576,312
Net income attributable to NHI shareholders per share	¥5.33	¥12.65

17. Segment and geographic information:

Operating segments—

(Omitted)

(Before Correction)

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Nine months ended December 31, 2012
Non-interest revenue	¥256,934	¥48,330	¥334,679	¥408,877	¥1,048,820
Net interest revenue	2,242	2,313	113,266	(21,554)	96,267

Net revenue	259,176	50,643	447,945	387,323	1,145,087
Non-interest expenses	215,766	33,395	411,946	430,864	1,091,971

Income (loss) before income taxes	¥43,410	¥17,248	¥35,999	¥(43,541)	¥53,116

Nine months ended December 31, 2013
Non-interest revenue	¥409,649	¥57,079	¥471,362	¥108,563	¥1,046,653
Net interest revenue	4,398	2,936	95,262	(516)	102,080

Net revenue	414,047	60,015	566,624	108,047	1,148,733
Non-interest expenses	245,313	38,226	488,301	122,246	894,086

Income (loss) before income taxes	¥168,734	¥21,789	¥78,323	¥(14,199)	¥254,647

(After Correction)

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Nine months ended December 31, 2012
Non-interest revenue	¥256,934	¥48,330	¥334,679	¥408,877	¥1,048,820
Net interest revenue	2,242	2,313	113,266	(21,554)	96,267

Net revenue	259,176	50,643	447,945	387,323	1,145,087
Non-interest expenses	215,766	33,395	411,946	430,864	1,091,971

Income (loss) before income taxes	¥43,410	¥17,248	¥35,999	¥(43,541)	¥53,116

Nine months ended December 31, 2013
Non-interest revenue	¥409,649	¥57,079	¥471,361	¥108,563	¥1,046,652
Net interest revenue	4,398	2,936	95,262	(516)	102,080

Net revenue	414,047	60,015	566,623	108,047	1,148,732
Non-interest expenses	245,313	38,226	488,301	122,246	894,086

Income (loss) before income taxes	¥168,734	¥21,789	¥78,322	¥(14,199)	¥254,646

(Omitted)

The tables below present reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income before income taxes in the consolidated statements of income.

(Before Correction)

	Millions of yen
	Nine months ended December 31
	2012	2013
Net revenue	¥1,145,087	¥1,148,733
Unrealized gain on investments in equity securities held for operating purposes	14,932	18,400

Consolidated net revenue	¥1,160,019	¥1,167,133

Non-interest expenses	¥1,091,971	¥894,086
Unrealized gain on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥1,091,971	¥894,086

Income before income taxes	¥53,116	¥254,647
Unrealized gain on investments in equity securities held for operating purposes	14,932	18,400

Consolidated income before income taxes	¥68,048	¥273,047

(After Correction)

	Millions of yen
	Nine months ended December 31
	2012	2013
Net revenue	¥1,145,087	¥1,148,732
Unrealized gain on investments in equity securities held for operating purposes	14,932	18,400

Consolidated net revenue	¥1,160,019	¥1,167,132

Non-interest expenses	¥1,091,971	¥894,086
Unrealized gain on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥1,091,971	¥894,086

Income before income taxes	¥53,116	¥254,646
Unrealized gain on investments in equity securities held for operating purposes	14,932	18,400

Consolidated income before income taxes	¥68,048	¥273,046

Geographic information—

(Omitted)

(Before Correction)

	Millions of yen
	Nine months ended December 31
	2012	2013
Net revenue(1):
Americas	¥148,032	¥173,834
Europe	140,551	180,211
Asia and Oceania	27,860	46,346

Subtotal	316,443	400,391
Japan	843,576	766,742

Consolidated	¥1,160,019	¥1,167,133

Income (loss) before income taxes:
Americas	¥23,447	¥(1,775)
Europe	(56,643)	(38,832)
Asia and Oceania	(4,209)	(20)

Subtotal	(37,405)	(40,627)
Japan	105,453	313,674

Consolidated	¥68,048	¥273,047

(1)	There is no revenue derived from transactions with a single major external customer.

(After Correction)

	Millions of yen
	Nine months ended December 31
	2012	2013
Net revenue(1):
Americas	¥148,032	¥173,834
Europe	140,551	180,210
Asia and Oceania	27,860	46,346

Subtotal	316,443	400,390
Japan	843,576	766,742

Consolidated	¥1,160,019	¥1,167,132

Income (loss) before income taxes:
Americas	¥23,447	¥(1,775)
Europe	(56,643)	(38,833)
Asia and Oceania	(4,209)	(20)

Subtotal	(37,405)	(40,628)
Japan	105,453	313,674

Consolidated	¥68,048	¥273,046

(1)	There is no revenue derived from transactions with a single major external customer.

Exhibit 2

Ratio of Earnings to Fixed Charges and Computation Thereof

The following table sets forth the ratio of earnings to fixed charges of Nomura Holdings, Inc. for the nine months ended December 31, 2013, in accordance with U.S. GAAP.

(Before Correction)

Millions of yen
For the nine months ended December 31, 2013
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	¥245,493
Add: Fixed charges	213,938
Distributed income of equity investees	7,591

Earnings as defined	¥467,022

Fixed charges	¥213,938
Ratio of earnings to fixed charges(1)	2.2

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.

(After Correction)

Millions of yen
For the nine months ended December 31, 2013
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	¥245,492
Add: Fixed charges	213,938
Distributed income of equity investees	7,591

Earnings as defined	¥467,021

Fixed charges	¥213,938
Ratio of earnings to fixed charges(1)	2.2

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.